UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
Commission File Number 2-93530

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORTHEAST UTILITIES SERVICE COMPANY
401k PLAN
107 Selden Street
Berlin, Connecticut 06037-1616

B.

Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

NORTHEAST UTILITIES
One Federal Street, Building 111-4
Springfield, Massachusetts 01105

SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHEAST UTILITIES SERVICE COMPANY 401k PLAN

Date: June 26, 2012	By:	/s/ CHRISTINE M. CARMODY
Christine M. Carmody
Senior Vice President - Human Resources
Northeast Utilities Service Company

EXHIBIT INDEX

23

Consent of Fiondella, Milone & LaSaracina LLP

Financial Statements and Supplemental Schedule

Northeast Utilities Service Company 401k Plan

Years ended December 31, 2011 and 2010

with Report of Independent Registered

Public Accounting Firm

Northeast Utilities Service Company 401k Plan

Financial Statements and Supplemental Schedule

Contents

Report of Independent Registered Public Accounting Firm

1

Financial Statements

Statements of Net Assets Available for Benefits

2

Statements of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

Supplemental Schedule

Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)

20

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of

Northeast Utilities Service Company 401k Plan

We have audited the accompanying statements of net assets available for benefits of the Northeast Utilities Service Company 401k Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

By:  /s/ Fiondella, Milone & LaSaracina LLP

Fiondella, Milone & LaSaracina LLP

Glastonbury, Connecticut

June 26, 2012

Northeast Utilities Service Company 401k Plan

Statements of Net Assets Available for Benefits

	2011	2010
Assets:
Investments, at Fair Value:
Registered Investment Companies	$ 480,379,907	$ 514,038,812
Investment Contracts Held by Insurance Company	635,729,340	583,267,331
Wrapper Contract	4,559,699	5,503,601
ESOP Allocated Northeast Utilities Common Shares	172,312,312	152,881,575
Northeast Utilities Common Shares Fund	39,182,096	34,996,657
Investments Held by Brokerage Link	8,498,481	9,783,335
Intermediate Bond Fund	13,232,398	14,212,107
Cash and Cash Equivalents	7,586,093	3,821,451
Total Investments	1,361,480,326	1,318,504,869

Receivables:
Notes Receivable from Participants	14,186,694	13,832,468
Employee Contributions Receivable	929,733	887,214
Employer Contributions Receivable	331,911	315,778
Total Receivables	15,448,338	15,035,460

Net Assets Available for Benefits at Fair Value	1,376,928,664	1,333,540,329
Adjustments from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(64,007,964)	(59,996,688)
Net Assets Available for Benefits	$ 1,312,920,700	$ 1,273,543,641

See accompanying notes to financial statements.

Northeast Utilities Service Company 401k Plan

Statements of Changes in Net Assets Available for Benefits

	2011	2010
Additions:
Employee Contributions (Including Rollover Contributions)	$ 47,763,065	$ 45,795,760
Employer Contributions	8,497,733	7,354,680
Employer Contributions - ESOP	8,806,391	8,042,606
Total Contributions	65,067,189	61,193,046

Net Appreciation in the Fair Value of Investments	-	103,066,025
Interest and Dividend Income	47,978,472	36,265,780
Total Additions	113,045,661	200,524,851

Deductions:
Net Depreciation in the Fair Value of Investments	(9,009,390)	-
Distributions to Participants	(64,579,971)	(54,926,194)
Interest Expense	-	(183,239)
Administrative Expenses	(79,241)	(72,515)
Total Deductions	(73,668,602)	(55,181,948)
Net Increase	39,377,059	145,342,903

Net Assets Available for Benefits, Beginning of Year	1,273,543,641	1,128,200,738

Net Assets Available for Benefits, End of Year	$ 1,312,920,700	$ 1,273,543,641

See accompanying notes to financial statements.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements

1.

Plan Description

The following is a general description of the Northeast Utilities Service Company 401k Plan (the Plan).  Participants should refer to the Plan document for a more complete description.

General

Northeast Utilities Service Company (NUSCO), on its behalf and that of other participating subsidiaries of NU (together, the Company), established the Plan on January 1, 1985, to provide a convenient method for Company employees to save for their retirement on a regular and long-term basis. As of December 31, 2011, all operating companies of NU and NUSCO were participating companies of the Plan. Effective January 1, 2012 the Plan was amended and restated. Also, on March 31, 2010, the Plan was amended (see Note 10).  The Plan is a defined contribution plan that consists of two components: a profit-sharing plan qualified under Section 401(a) of the Internal Revenue Code (IRC) with a cash or deferred arrangement under Section 401(k) of the IRC, and an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the IRC designed to invest primarily in NU common shares and intended to qualify under Section 401(a) of the IRC as a stock bonus plan.  The participants have the option of receiving distributions upon retirement or termination of employment in the form of cash, in-kind rollovers for Fidelity mutual funds, NU common shares, to the extent so invested, and may roll over all or a portion of their Plan balances into an IRA or other accepting employer qualified plan and may receive distributions in cash through in-service withdrawals of certain amounts.

Under the Plan, employees may authorize payroll deductions for contributions to the Plan for which a matching contribution is provided in NU common shares and cash (see Contributions).  The allocation of NU common shares to the ESOP portion of a participant’s account occurs following payments on the ESOP loans, which results in the release of shares from the ESOP suspense account. All contributions are made to the Fidelity Management Trust Company, as trustee and Plan recordkeeper (Trustee). Except for amounts used to make payments on the ESOP loans, contributions are invested according to individual employee direction. See Note 8 and Note 10 regarding the changes resulting from the payoff of the ESOP loans in March 2010.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

General (continued)

Investment options available as of December 31, 2011 were as follows:

1.

NU common shares (NU Common Shares Fund)

2.

The Prudential Insurance Company of America fixed income option (Fixed Income Fund)

3.

Fidelity Growth Company K Fund

4.

Fidelity Spartan 500 Index Fund Institutional

5.

Fidelity Low-Priced Stock K Fund

6.

Fidelity Mid-Cap Stock K Fund

7.

Fidelity Freedom K Income Fund

8.

Fidelity Freedom K 2000 Fund

9.

Fidelity Freedom K 2010 Fund

10.

Fidelity Freedom K 2020 Fund

11.

Fidelity Freedom K 2030 Fund

12.

Fidelity Freedom K 2040 Fund

13.

Fidelity International Discovery K Fund

14.

A self-directed Brokerage Link account

15.

Frank Russell Global Balanced Fund

16.

Frank Russell Small Cap Fund

17.

Morgan Stanley International Equity Fund I

18.

Morgan Stanley Emerging Markets Portfolio I

19.

Lord Abbett Developing Growth Fund I

20.

Lord Abbett Mid-Cap Value Fund I

21.

Hartford Dividend and Growth HLS Fund IA

22.

Jennison Associates and PIMCO Intermediate Bond Fund (Intermediate Bond Fund)

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

ESOP Trust

Effective on March 9, 1992, the Plan was amended to provide for the addition of an ESOP trust and for a new benefit using ESOP shares. The Plan acquired approximately 7.6 million NU common shares (ESOP I Shares for the ESOP Trust) from NU using the proceeds from a $175 million loan from NU, and approximately 3.2 million additional NU common shares (ESOP II Shares for the ESOP Trust) from NU using the proceeds of a $75 million loan from NU.  Two-thirds of the employer matching contributions are allocated to participant accounts in ESOP shares in lieu of employer matching contributions in cash.  Payments on the loans from NU, which permit the allocation of such shares, are made based upon a formula as defined within the applicable note agreements.  Before 2007, unless at least 55 years of age with at least 5 years of Plan service, participants could not direct the reinvestment of these shares except as required to meet IRC requirements or for purposes of an in-service withdrawal.  As of January 1, 2007, in place of the age 55 years and 5 years of Plan service requirements, participants with at least 3 years of vested service (regardless of age) may direct the reinvestment of ESOP shares to other Plan investments. See Note 8 and Note 10 regarding the changes resulting from the payoff of the ESOP loans in March 2010.

TRAESOP/PAYSOP

On March 9, 1992, the Plan was amended to provide for the merger into the Plan of the NUSCO Tax Reduction Act Employee Stock Ownership Plan (TRAESOP) and the NUSCO Payroll-Based Employee Stock Ownership Plan (PAYSOP), which were two ESOPs for which the applicable tax credits had expired.  Participants’ accounts under the TRAESOP and PAYSOP are maintained as separate participant accounts under the Plan.

Dividends on NU common shares held in TRAESOP/PAYSOP accounts are paid in cash to the participant (if the participant so elected pursuant to a one-time election in 1992), and during 2010, used to make payments on ESOP loans or used to purchase NU common shares in the open market for the accounts of participants under the Plan.  During 2010, as dividends were used to make payments on either of the ESOP loans, ESOP shares were released for allocation to participants’ accounts. Payments on either of the ESOP loans may be made with employer matching contributions under the Plan as provided above or with dividends on NU common shares formerly held in the TRAESOP/PAYSOP or held in the ESOP trust.  During 2010, the dividends received on the unallocated ESOP shares were used to pay the principal and/or interest on the loan from NU.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

Contributions

Employee and Matching Contributions:  Under the Plan, active participants may contribute up to 25 percent of annual pre-tax compensation, as defined in the Plan document.  In addition, the participant may elect to make after-tax contributions to the Plan which, when combined with pre-tax contributions, may not exceed 25 percent of pre-tax compensation.  Pre-tax and after-tax contributions are subject to certain limitations.  Beginning in 2006, non-bargaining and certain bargaining unit employees are able to make Roth 401(k) after-tax contributions to the Plan.  Also beginning in 2006, non-bargaining unit employees hired after December 31, 2005, and certain bargaining unit employees, who have not enrolled in the Plan or who have not elected a zero contribution rate within 60 days from their date of hire, automatically are enrolled in the Plan at a contribution rate of three percent of pre-tax eligible earnings, subject to their modification at any time.

All pre-tax and after-tax contributions are invested by the Trustee, as directed by each participant in the investment options of the Plan, in one or more investment funds, including the NU Common Shares Fund. The Company matches 100 percent of the first three percent of a participant’s plan compensation contributed on a pre-tax (or Roth 401(k)) basis for each non-bargaining and bargaining unit employee, as applicable, with at least six months of service while employees with less than six months of service receive no company match. The Company’s match is comprised of one-third cash and two-thirds allocated ESOP shares. For 2011, the maximum pre-tax/Roth 401(k) combined employee contribution is the lesser of $16,500 or 25 percent of a participant’s pre-tax compensation. For individuals who are age 50 or older during the 2011 calendar year who have made the maximum allowable contribution of $16,500, a catch-up contribution of an additional $5,500 could be made.

K-Vantage Contributions:  Effective on January 1, 2006, the Plan was amended and restated to provide an enhanced defined contribution feature (referred to as K-Vantage), for non-bargaining unit employees hired (and certain rehired employees) after December 31, 2005 and certain bargaining unit employees effective January 1, 2007 or later dates, as subject to applicable bargaining agreements.  Employees hired before January 1, 2006 who elected to participate in K-Vantage instead of continuing active participation in the NUSCO Retirement Plan became eligible for K-Vantage contributions on January 1, 2007.  The same election was provided to bargaining unit employees under the terms of applicable bargaining agreements.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

Contributions (continued)

The K-Vantage contribution to the Plan, made on a payroll basis, is age and service based and is the amount of the participant’s applicable Plan compensation, as defined by the Plan agreement, multiplied by the applicable percentage, according to the following formula:

Sum of Age and Service Years	Company Contribution
Less than 40 years	2.5% of Plan compensation
40 years or more but less than 60 years	4.5% of Plan compensation
60 years or more	6.5% of Plan compensation

Vesting

A participant is fully vested in his or her own contributions immediately upon making the contribution. Participants are also immediately vested in employer matching contributions plus actual earnings thereon.

Participants who are eligible for K-Vantage vest in K-Vantage contributions plus actual earnings thereon after 3 years of service. Upon a termination of the Plan, death or disability of the participant, or upon the complete discontinuance of K-Vantage contributions under the Plan, all affected participants will become vested in these contributions in their accounts.

Forfeitures

As of December 31, 2011 and 2010, investments in the fixed income option include $10,169 and $2,148, respectively, of forfeitures that may be used to offset future Company contributions to the Plan.  These forfeitures resulted from participants who left the Plan prior to the April 1, 2000 amendment that eliminated a vesting requirement and from participants who left the Plan prior to being vested in the new K-Vantage feature (see Vesting above for further detail).

Benefits

Following termination or retirement, the participant has several options:  participants may defer receipt of any balances in their account up to the time they attain age 70 ½ if their account balance is greater than $1,000; they can initiate a direct rollover of all or a portion of their account in the Plan to another qualified plan or individual retirement account; or they can request a lump sum disbursement.  Participants who have terminated employment may also take partial distributions.  In-service withdrawals and loans are permitted if certain criteria are met.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

Benefits (continued)

The Plan had no participant benefits payable as of December 31, 2011 or 2010.

Participant Accounts

Individual accounts are maintained for each of the Plan participants to reflect each participant’s share of the Company’s contribution, the participant’s contribution and the Plan’s income according to the participant’s investment of his or her own account.  Allocations of income are determined at the participant account level.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowances for credit losses have been recorded as of December 31, 2011 and 2010.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Subject to certain limitations, participants may apply for loans from their non-ESOP/non K-Vantage account balances.  Interest on the loan is set at the prime rate plus one percent at the time of borrowing, and the loans are secured by the balance in the participant’s account.  Loans are to be repaid within one to five years (for a general loan) or up to 15 years (for a primary residence loan).

2.

Summary of Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).  The following is a summary of the significant accounting policies used:

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

2.

Summary of Significant Accounting Policies (continued)

Plan Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Improving Disclosures about Fair Value Measurements (the Update).  The Update provides amendments to FASB Accounting Standards Codification (ASC) 820-10 that requires entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, the Update requires entities to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3).  The disclosures related to Level 1 and Level 2 fair value measurements are effective for the Plan in fiscal year 2010 and the disclosures related to Level 3 fair value measurements are effective for the Plan in fiscal year 2011.  The Update requires new disclosures only and as such does not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The Plan is currently evaluating the effect that the provisions of this pronouncement will have on its financial statements.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

2.

Summary of Significant Accounting Policies (continued)

Investments

The investments in NU common shares and the self-directed Brokerage Link account are carried at fair value based on the closing market price on the New York Stock Exchange.  Investments in the NU Common Shares Fund are stated at estimated fair values, which have been determined based on unit values.  Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  The unit values of the NU Common Shares Fund were $56.70 and $50.29 as of December 31, 2011 and 2010, respectively. The fair value of shares held in investments at registered investment companies and the Intermediate Bond Fund are based on the closing market price as of December 31, 2011 and 2010.

The contract with The Prudential Insurance Company of America during 2011 and State Street Bank and Trust Company during 2010 is presented in accordance with FASB ASC 962, Plan Accounting – Defined Contribution Pension Plans (ASC 962), which discusses the accounting treatment for fully benefit-responsive investment contracts. As described in ASC 962, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC 962, the accompanying statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

The accompanying statements of changes in net assets available for benefits present the net depreciation and appreciation in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned. Purchases and sales of securities are recorded as of the trade date.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

2.

Summary of Significant Accounting Policies (continued)

Investments (continued)

The Plan has investment options for participants, which invest in various securities including mutual funds, United States government securities, corporate debt instruments, and corporate stocks, including NU common shares.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Fair Value of Financial Instruments

The Plan applies FASB ASC 820, Fair Value Measurement and Disclosures (ASC 820), for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value, establishes a fair value hierarchy, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

Effective on April 30, 1996, the Plan replaced the group annuity contracts that had constituted the fixed income fund with a managed synthetic investment contract, or "wrapper" contract.  This contract (issued by Aetna Life Insurance Company; contract MCA-14593 in 1996, transferred on April 1, 2002 to State Street Bank and Trust Company; contract 102014, and transferred on November 15, 2011 to The Prudential Insurance Company of America; contract GA-62427) is comprised of a mixture of government and non-government bonds, managed to the Barclays Capital Intermediate Government Credit Index, which are placed in a trust (with ownership by the Plan) rather than a separate account of the issuer. The wrapper is fully benefit-responsive and provides that participants can, and must, execute plan transactions at contract value, and insures the underlying assets at contract value.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

2.

Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

As of December 31, 2011 and 2010, the wrapper contract had a fair value of $4.6 million and $5.5 million, respectively. The fair value of the underlying assets as of December 31, 2011 and 2010 were $635.7 million and $583.3 million, respectively. There are no reserves against contract value for credit risk of the contract issuance or otherwise. These assets are managed by PIMCO and Jennison Associates during 2011 and Pyramis Global Advisors during 2010 and had a contract value as of December 31, 2011 and 2010 of $576.3 million and $528.8 million, respectively.

The fixed income fund produced an average yield and crediting interest rate of 4.50 percent for the years ended December 31, 2011 and 2010. The crediting interest rate is determined semi-annually by The Prudential Insurance Company of America for the year ending December 31, 2011, and State Street Bank and Trust Company for the year ending December 31, 2010, based on current market yields at the time the rate is determined, adjusted for previous gains or losses of the fund. Management believes that the occurrence of events that would cause the Plan to transact at less than contract value are not probable. The Prudential Insurance Company of America may not terminate the contract at any amount less than contract value.

3.

Investments

The fair value of individual investments representing five percent or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010, were as follows:

	2011	2010
The Prudential Insurance Company of America Contract; GA-62427	$ 635,729,340	$ -
State Street Bank and Trust Company Contract; 102014	-	583,267,331
NU common shares (including the NU Common Shares Fund)	211,494,408	187,878,232
Fidelity Growth Company K Fund	107,808,704	112,861,989
Fidelity Freedom K 2020 Fund	75,326,302	-

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

3.

Investments (continued)

For the years ended December 31, 2011 and 2010, the Plan’s investments (depreciated) appreciated in fair value as follows:

	2011	2010
NU common shares (including the NU Common Shares Fund)	$ 17,604,492	$ 28,395,428
Brokerage Link	(1,547,652)	2,473,824
Mutual funds	(28,317,776)	65,858,979
Intermediate bond fund	3,251,546	6,337,794
	$ (9,009,390)	$ 103,066,025

4.

Fair Value Measurements

The following table summarizes the fair values and levels within the fair value hierarchy as of December 31:

Description	Level 1	Level 2	Level 3	Total
2011 Investments
Registered investment companies	$ 457,662,575	$ 22,717,332	$ -	$ 480,379,907
Investment contracts	-	635,729,340	-	635,729,340
Wrapper contract	-	-	4,559,699	4,559,699
NU common shares	172,312,312	-	-	172,312,312
NU common shares fund	-	39,182,096	-	39,182,096
Investment held by Brokerage Link	8,116,687	381,794	-	8,498,481
Intermediate bond fund	-	13,232,398	-	13,232,398
Cash and cash equivalents	7,586,093	-	-	7,586,093
Total investments	$ 645,677,667	$ 711,242,960	$ 4,559,699	$ 1,361,480,326

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

4.

Fair Value Measurements (continued)

Description	Level 1	Level 2	Level 3	Total
2010 Investments
Registered investment companies	$ 491,325,240	$ 22,713,572	$ -	$ 514,038,812
Investment contracts	-	583,267,331	-	583,267,331
Wrapper contract	-	-	5,503,601	5,503,601
NU common shares	152,881,575	-	-	152,881,575
NU common shares fund	-	34,996,657	-	34,996,657
Investment held by Brokerage Link	9,883,066	(99,731)	-	9,783,335
Intermediate bond fund	-	14,212,107	-	14,212,107
Cash and cash equivalents	3,821,451	-	-	3,821,451
Total investments	$ 657,911,332	$ 655,089,936	$ 5,503,601	$ 1,318,504,869

The table below sets forth a summary of changes in the fair value of the wrapper contract, the Plan’s Level 3 investment asset, for the year ended December 31, 2011 and 2010:

	2011	2010

Beginning Fair Value	$ 5,503,601	$ 3,711,700
Change in Fair Value	(131,870)	1,384,028
Purchases	144,771	1,278,116
Settlements	(956,803)	(870,243)
Ending Fair Value	$ 4,559,699	$ 5,503,601

These levels represent:

Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

4.

Fair Value Measurements (continued)

Level 3 - inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

5.

Termination Provision

Although the Company intends to continue the Plan and its contributions to the trust, NUSCO may terminate the Plan and each other participating company may terminate its participation in the Plan for any reason, in whole or in part, by action of its Board of Directors. Upon termination of the Plan or complete discontinuance of contributions hereunder, all affected participants shall become vested in their accounts.  In addition, the Plan recordkeeper shall make a final allocation of Company matching contributions and net earnings/(losses) to the participants after payments of all outstanding claims against the Plan have been made. Thereafter, the participants shall receive a lump sum payment no later than 60 days after the later of: (1) termination of the Plan or (2) receipt of an IRS determination letter stating that such termination does not adversely affect the qualified status of the Plan.

6.

Administrative Expenses

The Company pays for all expenses incurred in the administration of the Plan with the exception of:

•

Loan initiation fees and fees associated with the Brokerage Link investment option.  These fees are paid by the participants.

•

All investment-related expenses of the Plan, any other expenses of the Trustee necessitated by the terms of any particular investment option, and commissions paid with respect to the purchase or sale of common shares for the Plan.  These expenses are paid by the Plan.

For the years ended December 31, 2011 and 2010, the Company paid $287,441 and $231,510 of administrative expenses on behalf of the Plan.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

7.

Tax Status

The IRS has determined and informed the Company by a letter dated November 4, 2011 that the Plan and related trust are designed in accordance with applicable sections of the IRC. On April 9, 2012 the Board of Directors of NUSCO approved an amendment and restatement of the Plan effective January 1, 2012. The Plan administrator, the Senior Vice President – Human Resources of NUSCO, and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the related trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.

Notes Payable

The Plan borrowed $175 million and $75 million from NU on December 3, 1991 and March 26, 1992, respectively, pursuant to separate note agreements. The notes accrued interest at a rate per annum of 8.58 percent and 8.38 percent, respectively, on the outstanding principal amounts. The Plan used the proceeds from the notes to purchase approximately 10.8 million NU common shares (ESOP I and ESOP II shares) for an ESOP trust under the Plan. The notes had maturity dates of December 1, 2011 and March 1, 2012, respectively. The Plan made principal and interest payments on the ESOP notes based on the number of ESOP shares which were allocated to employees. Total principal payments made from the Plan amounted to $8.3 million in 2010. In March 2010, the Plan paid both ESOP notes in full and as of December 31, 2010 there was no outstanding balance.

ESOP I and ESOP II shares acquired were pledged and granted to NU as collateral; shares were released from the pledge as they were allocated to Plan participants’ accounts.  For the year ended December 31, 2010, total ESOP I shares allocated were 80,207.  For the year ended December 31, 2010, total ESOP II shares allocated were 40,950. As of December 31, 2010, all of the ESOP I and ESOP II shares had been allocated to Plan participants’ accounts, and no unallocated shares remained.

9.

Exempt Party-In-Interest

For the years ended December 31, 2011 and 2010, the Plan had investments in 5,858,357 and 5,893,232 common shares of NU (including the NU Common Shares Fund), respectively, with a cost basis of $127.4 million and $124.7 million, respectively. For the years ended December 31, 2011 and 2010, the Plan recorded dividend income of $6.3 million and $6.0 million, respectively.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

9.

Exempt Party-In-Interest (continued)

Certain Plan investments are shares of mutual funds managed by the Trustee.  Therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to $79,241 and $72,515 for the years ended December 31, 2011 and 2010, respectively.

The Plan made interest payments to NU on the ESOP I note totaling $0 and $129,167 for the years ended December 31, 2011 and 2010, respectively.  Interest payments to NU on the ESOP II note totaled $0 and $54,072 for the years ended December 31, 2011 and 2010, respectively.

10.

Plan Amendments

The Plan was amended and restated effective January 1, 2012 to include the text of the amendments below and to comply with the final Internal Revenue Code Section 415 Regulations, to allow in-Plan Roth 401k conversions and align the Plan's historic practices, and to update the Plan's rules for ESOP loans and share contributions in accordance with the latest IRS determination letter.

Effective March 31, 2010, the Plan was amended to provide that, upon the complete repayment of the two ESOP loans (see Note 8), and the complete allocation of NU common shares purchased with the proceeds of those loans to participant accounts, future allocations of NU common shares required under the terms of the Plan would be satisfied by the allocation of NU treasury shares or from the purchase and allocation of NU common shares purchased on the open market.  ESOP shares purchased with the proceeds of the two ESOP loans became fully allocated as of March 31, 2010.

The Plan was also amended to provide participants a choice, beginning with dividends paid by NU after March 31, 2010 on its common shares, to make an election to receive the dividend in a cash distribution outside the Plan instead of allowing an automatic reinvestment of the dividend within the Plan in additional NU common shares of value equal to the dividend. Effective June 1, 2010, the NU Common Shares Fund, which is a unitized employer stock fund available for participant investment, was moved to the ESOP portion of the Plan.  Effective for dividends paid on NU common shares in the NU Common Shares Fund after June 1, 2010, participants who have any vested portion of their plan investment in the NU Common Shares Fund (other than in the K-Vantage source account) can elect to receive dividends on the underlying NU Common Shares within the fund in a cash distribution outside the Plan, or allow the dividend to be automatically reinvested to purchase additional units within the fund.

Supplemental Schedule

Northeast Utilities Service Company 401k Plan

Form 5500, Schedule H, Part IV, Line 4(i) –

Schedule of Assets (Held at End of Year)

As of December 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Northeast Utilities	NU Common Shares (Including the NU Common Shares Fund), $5 par value	$ 127,417,637	$ 211,494,408
	Prudential	Investment Contracts	576,264,235	635,729,340
	Prudential	Wrapper Contract	-	4,559,699
*	Fidelity	Growth Company K Fund	110,686,383	107,808,704
*	Fidelity	Spartan 500 Index Fund	41,908,686	46,602,304
*	Fidelity	Low-Priced Stock K Fund	23,769,984	22,644,041
*	Fidelity	Mid-Cap Stock K Fund	17,694,438	16,835,207
*	Fidelity	International Discovery K Fund	14,135,043	12,118,826
*	Fidelity	Freedom K Income Fund	2,560,658	2,526,220
*	Fidelity	Freedom K 2000 Fund	2,082,842	2,042,665
*	Fidelity	Freedom K 2010 Fund	21,918,986	21,072,348
*	Fidelity	Freedom K 2020 Fund	78,640,131	75,326,302
*	Fidelity	Freedom K 2030 Fund	44,932,821	42,577,938
*	Fidelity	Freedom K 2040 Fund	18,512,710	17,241,959
	Morgan Stanley	Emerging Markets Portfolio	21,653,511	18,562,106
	Morgan Stanley	International Equity Fund	33,293,128	25,446,330
	Frank Russell	Global Balanced Fund	11,896,226	15,572,964
	Hartford	Dividend and Growth HLS Fund	16,651,864	17,016,856
	Lord Abbett	Mid-Cap Value Fund	14,175,581	12,740,165
	Lord Abbett	Developing Growth Fund	15,973,168	17,100,604
	Jennison Associates and PIMCO	Intermediate Bond Fund	15,823,797	13,232,398
	Frank Russell	Small Cap Fund	6,410,194	7,144,368
*	Plan Participants	Brokerage Link	9,902,665	8,498,481
*	Plan Participants	Loans to Participants **	14,186,694	14,186,694
*	Northeast Utilities	Cash and Cash Equivalents	7,586,093	7,586,093
			$ 1,248,077,475	$ 1,375,667,020

*

Indicates party-in-interest

**

The participant loans have interest rates ranging from 4.25 percent to 10.50 percent with maturity dates ranging from January 1, 2012 to November 16, 2026.